FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 8, 2010

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

TABLE OF CONTENTS

Item
1	Press release - ABN AMRO Group announces the legal renaming of ABN AMRO Bank N.V. to The Royal Bank of Scotland N.V., dated 6 February 2010

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers: 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751, and 333-149577), the registration statements on Form F-3 (Registration Numbers: 333-137691, 333-104778-01 and 333-162193) and the registration statement on Form F-4 (Registration Numbers: 333-108304) of ABN AMRO Holding N.V. and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Item 1

Amsterdam, 6 February 2010

ABN AMRO Group announces the legal renaming of ABN AMRO Bank N.V. to The Royal Bank of Scotland N.V.

On 6 February 2010 ABN AMRO Bank N.V. (registered with the Dutch Chamber of Commerce under number 33002587) changed its legal name to The Royal Bank of Scotland N.V.

The name change is not a change of the legal entity which issues securities and it does not affect any of the terms and conditions of such securities.  For further information regarding The Royal Bank of Scotland N.V. and its holding company, ABN AMRO Holding N.V., please refer to the reports and other information filed by ABN AMRO Holding N.V. with the Securities and Exchange Commission in the United States and the Authority for the Financial Markets in the Netherlands, available on the ABN AMRO Holding N.V. website at www.abnamro.com and http://markets.rbs.com/bparchive.

From 6 February 2010 onwards, the name ABN AMRO Bank N.V. will be used by a separate legal entity (registered with the Dutch Chamber of Commerce under number 34334259), which will later be owned by the State of the Netherlands.  Neither the new entity named ABN AMRO Bank N.V. nor the State of the Netherlands guarantees the obligations under securities issued by The Royal Bank of Scotland N.V. unless otherwise expressly stated in the terms and conditions of such securities.  Similarly, The Royal Bank of Scotland N.V does not guarantee the obligations under securities issued by the new entity named ABN AMRO Bank N.V  unless otherwise expressly stated in the terms and conditions of such securities.

The Royal Bank of Scotland N.V. is an affiliate of The Royal Bank of Scotland plc and a subsidiary of The Royal Bank of Scotland Group plc.  Neither The Royal Bank of Scotland plc and The Royal Bank of Scotland Group plc nor the UK government, in any way, guarantees or otherwise supports the obligations under the securities of The Royal Bank of Scotland N.V. or the obligations under the securities of the new entity named ABN AMRO Bank N.V.

For further information, please contact

ABN AMRO Group Press Office pressrelations@nl.abnamro.com +31 20 6288900	RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758 RBS Group Media Relations +44 131 523 4414(UK) +31 20 464 1150 (NL)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date 8 February 2010	By:	/s/ David Cole
		Name	David Cole
		Title	Chief Financial Officer

By:	/s/ Petri Hofsté
	Name	Petri Hofsté
	Title	Group Controller & Deputy Chief Financial Officer